UNITED STATES SEC USE ONLY
            SECURITIES AND EXCHANGE COMMISSION DOCUMENT SEQUENCE NO.
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) SEC FILE NO.

Lumenon Innovative Lightwave Technology     98-0213257        333-31642
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1(d) ADDRESS OF ISSUER   STREET  CITY   STATE   ZIP CODE  (e) TELEPHONE NO.

9060 Ryan Ave.           Dorval  Quebec Canada   H9P 2M8      514-631-0023
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2(a) NAME OF PERSON FOR WHOSE  (b) SOCIAL SECURITY    (c) RELATIONSHIP
     ACCOUNT THE SECURITIES        NO. OR IRS IDENT.      TO ISSUER
     ARE TO BE SOLD                NO.

Molex Incorporated                 36-2367491            Affilate
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(d) ADDRESS        STREET              CITY                ZIP CODE

2222               Wellington Court
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.
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
                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
------------   ---------------------     -------  ---------     ---------    ----------------   ----------------   -----------------
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whome the Securities      File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
to be Sold     are to be Offered         Number   to be Sold    (See instr.  (See instr. 3(e))  (MO. DAY YR.)      (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Aquiring the
               Securities


------------------------------------------------------------------------------------------------------------------------------------
Common         William Blair & Co.                455,500       993,000.00    38,050,000        4/25/01            NASDAQ
               222 W. Adams
               Chicago, IL 60606
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

                         TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment


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Common     6/99      Private Placement from    Lumenon Innovative         455,500               6/22/99
                     Lumenon Innovative
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

              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
-------------------------------------------------------------------------------------------------------

None                               None                        --              --            --
-------------------------------------------------------------------------------------------------------

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

4/25/01                                 /s/ Louis J. Hecht, Secretary
___________________________________     ________________________________________
      (DATE OF NOTICE)                                 (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).